Exhibit 99.1

Palantir and Nebius partner to deliver a complete sovereign AI stack to Palantir customers

•	Palantir names Nebius its preferred sovereign AI infrastructure partner, bringing Nebius compute and inference inside the Palantir perimeter
•	Strategic partnership based on shared vision that open models and looped customer data create the smartest domain intelligence and provide better security
•	Companies will work together to bring new AI capacity online faster

Miami and Amsterdam, September 8, 2026 — Palantir Technologies Inc. (Nasdaq: PLTR) and Nebius Group N.V. (Nasdaq: NBIS) today announced a strategic partnership to bring Nebius's AI-native compute infrastructure and cloud platform to Palantir's commercial customers.

As part of the partnership, Palantir has named Nebius its preferred sovereign AI infrastructure partner and, following the integration period, will bring Nebius compute and inference endpoints inside the Palantir enterprise perimeter, enabling eligible customers of Palantir to access Nebius’s cloud and inference infrastructure and thereby giving them control over their compute, data, and models.

The companies will also work together to accelerate the deployment of new compute capacity to serve Palantir customers, including through modular data-center deployments at sites where power is already available.

Palantir believes that AI should serve an organization rather than governing it. Palantir's Sovereign AI Operating System, built on AIP, Ontology, Foundry and Apollo, provides the authorization and isolation layer that lets organizations train models on their own proprietary data, and retain control of their compute, their models, their data, and the advantage those models produce.

Bringing Nebius infrastructure inside the Palantir perimeter opens that opportunity to commercial organizations that have not previously had a sovereign option to run their own models on trusted infrastructure.

Eligible Palantir customers will be able to deploy open models on Nebius infrastructure and continually adapt them using their own data for their specific domain. This gives organizations the ability to build AI that can outperform general-purpose closed models for their particular use case, while retaining control of both their data and the resulting model.

Alex Karp, co-founder and CEO of Palantir, said:

“Nebius’ compute infrastructure powers your ability to run your own AI models under conditions you control. Our ontology and their infrastructure will undergird the sovereignty our partners are demanding.”

Arkady Volozh, founder and CEO of Nebius, said:

“Organizations need both the performance of large-scale AI infrastructure and control over their data and models. Together with Palantir, we are bringing this to commercial clients enabling them to run their optimized open models on trusted infrastructure.”

Palantir selected Nebius for what few providers can claim — being built for AI from the ground up rather than adapted from general-purpose computing, with infrastructure and software designed together for demanding AI workloads, and able to be integrated directly into Palantir's Sovereign AI Operating System.

About Palantir Technologies Inc.

Foundational software of tomorrow. Delivered today. Additional information is available at https://www.palantir.com.

About Nebius

Nebius, the AI cloud company, is building the full-stack platform for developers and companies to take charge of their AI future — from data and model training to production deployment. Founded on deep in-house technological expertise and operating at scale with a rapidly expanding global footprint, Nebius serves startups and enterprises building AI products, agents, and services worldwide.

Nebius is listed on Nasdaq (Nasdaq: NBIS) and headquartered in Amsterdam.

For more information please visit www.nebius.com.

Media kit nebius.com/media-kit.

Palantir Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may relate to, but are not limited to, Palantir's expectations regarding the amount and the terms of the contract and the expected benefits of Palantir's software platforms. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Forward-looking statements are based on information available at the time those statements are made and were based on current expectations as well as the beliefs and assumptions of management as of that time with respect to future events. These statements are subject to risks and uncertainties, many of which involve factors or circumstances that are beyond Palantir's control. These risks and uncertainties include the ability to meet the unique needs of customers; the failure of Palantir's platforms to satisfy customers or perform as desired; the frequency or severity of any software and implementation errors; Palantir's platforms' reliability; and customers' ability to modify or terminate the contract. Additional information regarding these and other risks and uncertainties is included in the filings Palantir makes with the Securities and Exchange Commission from time to time. Except as required by law, Palantir does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise.

Nebius Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our future financial and business performance, strategy, expected growth, planned investments and capital expenditures, capacity expansion plans, anticipated future financing transactions and expected financial results, are forward-looking statements. The words “anticipate, ” “believe, ” “continue, ” “estimate, ” “expect, ” “guide, ” “intend, ” “likely, ” “may, ” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: challenges inherent in large-scale collaborations; the ability of Nebius and Palantir to successfully market joint offerings; our ability to expand our client base or revenues through our status as a preferred sovereign AI infrastructure partner to Palantir; macroeconomic and geopolitical conditions; competitive pressures; technological developments; our ability to secure additional capital to enable the growth of the business; unpredictable sales cycles; and potential pricing pressures; as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 30, 2026, which is available on our investor relations website at https://group.nebius.com and on the SEC website at www.sec.gov.

All information in this press release is as of the date hereof (unless stated otherwise). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Contacts

For further information, contact:

Palantir contacts:

Lisa Gordon

media@palantir.com

Nebius contacts:

Media relations: media@nebius.com

Investor relations: askIR@nebius.com